Exhibit (d)(C)

401(k) SUPPORT AGREEMENT

401(k) SUPPORT AGREEMENT (this “Agreement”), dated as of November 9, 2012, by and among Precision Castparts Corp., an Oregon corporation (“Parent”), ELIT Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Contran Corporation (“Contran”), a stockholder of Titanium Metals Corporation, a Delaware corporation (the “Company”).

WHEREAS, concurrently with the execution of this Agreement, the Company, Parent and Purchaser are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”) and related Support Agreement (the “Support Agreement”) with certain shareholders of the Company, including Contran;

WHEREAS, capitalized terms used but not defined in this Agreement have the meanings ascribed thereto in the Merger Agreement or Support Agreement;

WHEREAS, Contran sponsors and maintains The Employee 401(k) Retirement Plan (the “Contran Plan”), a defined contribution multiple employer plan for eligible employees of Contran and certain of its affiliates and subsidiaries;

WHEREAS, the Contran Plan requires 30 percent common ownership with Contran, the plan sponsor, in order to adopt the Plan;

WHERAS, Company is an adopting employer of the Contran Plan as an affiliate;

WHEREAS, in connection with the Offer Closing under the Merger Agreement, the Company will no longer be an affiliate of Contran or eligible to continue to participate in the Contran Plan as an adopting employer;

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Purchaser have required that Contran enter into this Agreement and, in order to induce Parent and Purchaser to enter into the Merger Agreement, Contran is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1. From the date of this Agreement to the Offer Closing, Contran shall provide Parent and Purchaser with copies of all relevant Contran Plan documents and participant communications, including but not limited to, the Company’s adoption agreement, a complete copy of the request for an updated IRS determination letter filed September 14, 2012, the most recent summary plan description and any summaries of material modification, and the ERISA 404(a) fee disclosure notice.

2. As provided in Section 6.12(a) of the Merger Agreement, effective immediately prior to the Offer Closing, the Company shall terminate its participation in the Contran Plan.

3. Contran agrees to take all necessary action to facilitate a spin-off and asset transfer from the Contran Plan to a new plan established by the Company or to a tax-qualified plan of Parent. This includes, but is not limited to, adopting resolutions and directing Wells Fargo Bank to work with Parent and its designated administrator to accomplish the transfer. The spin-off and asset transfer will occur as soon as administratively practicable after the Offer Closing, subject to any legally-required notice periods.

4. From the date of this Agreement until the spin-off and asset transfer, Contran agrees to make its human resources personnel who handle administration of the Contran Plan for Company participants available to Parent and to allow Parent to participate from time to time in its communication with Wells Fargo Bank, the third party administrator for the Contran Plan, regarding Company participant accounts and information required to accomplish the spin-off and transfer.

5. For the period between Offer Closing and the spin-off and asset transfer, Contran agrees to permit continued loan repayment by Company participants in the Contran Plan, including directing Wells Fargo to accept payroll deductions from the Company for this purpose. If necessary, Contran will amend the Contran Plan and its loan policy to allow for this repayment of loans.

6. To the extent applicable, each party shall be responsible to timely file IRS Form 5310-A on the spinoff and transfer or merger.

7. Contran agrees to provide information related to participation by current and former employees of the Company in the Contran Plan as reasonably requested by the Company, Parent or Purchaser.

8. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses

9. This Agreement represents the entire understanding and agreement of the parties hereto.

10. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign its rights and interests hereunder to Parent or to any wholly owned Subsidiary of Parent, provided that no such assignment shall relieve Purchaser of its obligations hereunder if such assignee does not perform such obligations. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

11. This Agreement may not be modified, amended, altered or supplemented, except by a written agreement executed by the parties hereto. Any party to this Agreement may (A) extend the time for the performance of any of the obligations or acts of any other party hereto or (B) waive compliance by the other party with any of the agreements contained herein. Notwithstanding the foregoing, no failure or delay by Parent or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

12. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

13. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

[signature page follows]

IN WITNESS WHEREOF, the parties have caused this 401(k) Support Agreement to be duly executed as of the date first above written.

PRECISION CASTPARTS CORP.

By:	/s/ Shawn R. Hagel
Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer

ELIT ACQUISITION SUB CORP.

By:	/s/ Shawn R. Hagel
Name:	Shawn R. Hagel
Title:	Executive Vice President and Chief Financial Officer

CONTRAN CORPORATION

By:	/s/ Steven L. Watson
Name:	Steven L. Watson
Title:	President